Zion Oil & Gas

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Frequently Asked Questions about information found in the prospectus

What is Zion?

Will we tithe - will Zion make charitable contributions?

What are the Charitable Trusts?

How come the prospectus doesn't start by introducing the company itself?

What is the history behind the formation of Zion Oil and Gas?

What are the terms of the Ma'anit/Joseph License?

What are the terms of the Asher Permit?

What is "wildcat drilling"?

Will I receive a copy of the consulting agreement with the underwriter just for the purpose of understanding what it entails?

Where did the offering expenses come from and who decided what the amount would be?

How can I obtain a copy of the Securities Act?

Who did all the research on location, exploration, etc.?

What sort of measures will be taken to protect and secure the area where drilling takes place?

Has an attempt been made to see if drilling contractors in neighboring countries would be interested in being contracted for this job?

When was the earlier drilling done in Ma'anit, and by whom?

What is casing?

What is the Triassic Age?

What is common stock?

What is par value?

What are the warrants?

What is an exercise price?

What is pro forma?

What are proxies?

What are the steps one has to take to be listed on a national exchange such as the American Stock Exchange ("AMEX")?

What is an equity security?

What is a stock certificate?

What is "full cost method?

Why hasn't there been a major discovery of oil already in Israel (if the oil is really there)?

Who set the compensation level of the management team?

What is Zion? Zion Oil & Gas, Inc. is a Delaware corporation formed in 2000 to receive a license from the State of Israel to explore for oil and gas onshore in the North Central portion of the Country.

Will we tithe - will Zion make charitable contributions? Yes, at the appropriate time, we intend to donate 6% of our gross income from oil and gas production to two Charitable Trusts we are planning to establish. The terms of our license also require that we give 12 1/2% of our gross income to the State of Israel.

What are the Charitable Trusts? We intend to establish two charitable trusts (tax exempt corporations or foundations) - one to support projects for the restoration of the people and land of Israel and one to support social and educational rehabilitative projects in the United States and internationally. We intend to establish these trusts as soon as sufficient funds are available for that purpose.

How come the prospectus doesn't start by introducing the company itself? The order of the information set out in the prospectus is set by the rules of the Securities and Exchange Commission ("SEC"). Specifically, we are required to summarize the offering, inform regarding the risks, inform about the way the offering will be conducted, and only then do we get to comment about the company.

What is the history behind the formation of Zion Oil and Gas? This is answered in detail in the Management and Business and Properties sections in the middle and towards the end of the prospectus.

What are the terms of the Ma'anit/Joseph License? The license is a petroleum right granted by the State of Israel which allows the oil and gas operator to drill on the territory of the License. Zion's Ma'anit/Joseph License covers about 98,000 acres. Its 7 year term runs through April 30, 2007, is extendible while drilling and testing operations are taking place and may be further extended in certain situations. The License is convertible into a production lease if commercial quantities of oil or gas are found.

What are the terms of the Asher Permit? The permit is a preliminary petroleum right granted by the State of Israel which allows the oil and gas operator to conduct geological and geophysical surveys, but not drilling operations, on the territory of the permit. Zion's Asher Permit covers about 121,000 acres. Its 18 month term runs through January 31, 2007. Upon the completion of the Permit's required work program, Zion will have a priority right for the grant of an exploration license, with drilling rights, on up to 100,000 acres, subject to meeting the requirements of Israel's petroleum law.

What is "wildcat drilling"? Wildcat drilling refers to exploratory drilling in areas where there are very few wells already drilled to the same depth a company might be targeting.

Will I receive a copy of the underwriting and consulting agreements with the Underwriter just for the purpose of understanding what it entails? Anyone who wants can view the consulting agreements at the SEC website, as they have been filed as a public document. It is Exhibit A to the underwriting agreement, which itself is Exhibit 1.1 to the registration statement we filed with the SEC.

Where did the offering expenses come from and who decided what the amount would be? Some of the offering expenses are set out in the underwriting agreement. Others were our best estimates of the amounts that we would incur in connection with the offering.

How can I obtain a copy of the Securities Act? Go to www.sec.gov and from there you will find links to the Securities Act.

Who did all the research on location, exploration, etc.? The primary technical (geo-scientific) research was organized by Mr. Glen Perry and Dr. Eliezer Kashai and conducted by geologists, geophysicists and engineers in Israel, Texas and Canada.

What sort of measures will be taken to protect and secure the area where drilling takes place? The locations are and will be fenced and access can only be gained through a guarded gate on a limited-access road. There will be security cameras at key points and the sites are close to an active Israeli military establishment.

Has an attempt been made to see if drilling contractors in neighboring countries would be interested in being contracted for this job? Yes, if the Lapidoth rig we are using becomes unavailable we will have access to rigs in Egypt, Turkey, Kazakhstan, Italy and other European countries. Our experience is that outside rigs cannot better the financial terms that we have with Lapidoth.

When was the earlier drilling done in Ma'anit, and by whom? The Ma'anit #1 was drilled in 1994 by Sedot Neft, an Israeli public limited partnership by the same drilling rig that we used to deepen the well and are considering using on other wells.

What is casing? Casing is the pipe installed into the hole drilled in the ground that keeps the sides from falling in.

What is the Triassic Age? The Triassic Age is the geologic time between 250 million and 160 million years ago when most of the plant and vegetable life on Earth was in simple form and just before the Jurassic Age, when dinosaurs roamed the Earth.

What is common stock? Common stock represents the ownership of Zion. If 10 million shares are outstanding and held by a number of different people and you owned 50,000 shares of stock, you would own 0.5% of the company and be entitled to 0.5% of any dividends that are declared and paid out of profits. You would also be entitled to 50,000 votes in all matters brought to the shareholders for approval.

What is par value? Par value means different things when it is referred to with respect to common stock, preferred stock, bonds or other debt instruments. In our case, par value refers to the common stock we now issue and is the nominal dollar amount ("face value") assigned to the stock by us for legal and accounting purposes. It is usually a very small amount ($0.01 per share) that bears no relationship to the value or market price of the stock.

What are the warrants? A warrant is an option to purchase a specified number of our common shares at a specific price for a specific period of time. Warrants are typically issued to the founding and early stage investors in an enterprise to enable them to increase their investments at later stages of the project and give them additional upside potential in consideration for the high risk they took on their initial investment. There are no warrants involved in this offering.

What is an exercise price? The exercise price is the specific price set in the warrant or the option award at which the warrant or option holder has the right to purchase common shares.

What is pro forma? Pro Forma is an accounting term to designate a hypothetical set of financial statements estimated at some point in the future, generally based on a set of current actual statements assuming the occurrence of some future event.

What are proxies? Proxies are agreements that allow one person to vote the shares of stock held by another.

What are the steps one has to take to be listed on a national exchange such as The American Stock Exchange (AMEX)? The AMEX has multiple levels of qualification based on a company's net worth and/or its historical net profits. There are also criteria aimed at ensuring that there will be enough shares held by enough shareholders to provide for a well regulated market. And there are criteria to ensure that listed companies meet good corporate governance standards. Upon our initial closing of an amount equal to at least the minimum of $2.45 million, we will qualify and have been conditionally approved for listing.

What is an equity security? An equity security is an an ownership interest in a company and it is represented by shares of common stock or preferred stock, as well as anything that can be converted into common or preferred stock such as options or warrants Equity securities are different from securities that represent the debt of a company (called "debt securities"), such as bonds, loans and notes payable. Notes and bonds convertible into common or preferred stock may be considered a type of equity security. They are sometimes referred to as "hybrids."

>What is a stock certificate? A stock certificate is a piece of paper, usually engraved, that states the number and type of shares of the security owned and the name of the owner.

What is the "full cost method"? The "full cost method" is an accounting method, for treatment of oil and gas drilling expenditures in financial statements. All exploration costs and drilling costs for a company's activities within an accounting region (sometimes a country or a larger area, but frequently smaller geographic areas) are capitalized as assets, subject to being reduced when a calculated accounting value of the oil and gas reserves in the region falls below the accumulated cost.

Why hasn't there been a major discovery of oil already in Israel (if the oil is really there)? Exploration for oil in the deep (13,500 feet +) formations of Northern Israel is actually in its infancy. Only one deep well has been drilled for every 350,000 acres of land and of the 9 wells drilled, only 6 have been true exploration wells. Two of the six had very strong indications of commercial hydrocarbons before being abandoned for mechanical reasons; three became the basis for Givot Olam's purported new field discovery. The sixth was Zion's Ma'anit #1 well, the results of which indicate what appears to be a discovery of both oil and gas in a number of different zones between 12,500 and 14,600 feet deep.

Who set the compensation level of the management team? The salaries for the senior executives were established by our board of directors after giving due consideration to the individual experience of each executive and the expected value of their services to the company. The salaries are in line with salaries paid to senior executives of small and mid-size U.S. and Israeli public oil and gas companies with international operations.

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NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zion Oil & Gas has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by clicking here.

The information on this web page shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration, qualification or exemption under the securities laws of any such state.

* NOTICE: Any subscription to purchase shares may be withdrawn or revoked without obligation or commitment of any kind, at any time prior to notice of its acceptance.

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